UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS THIRD-QUARTER 2016 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢ Consolidated net sales and operating segment income grew by 6.6% and 4.1%, respectively
➢ Solid growth in Sky revenues and operating segment income of 12.5% and 8.7%, respectively
➢ Strong revenue and operating segment income growth in our Cable segment of 11.8% and of 15.8%, respectively
➢ In the aggregate our two distribution businesses Sky and Cable reached 12.2 million video RGUs, 3.3 million data RGUs, and 2.1 million voice RGUs
Consolidated Results

Mexico City, October 27, 2016 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; "Televisa" or the "Company"), today announced results for the third-quarter 2016. The results have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2016 and 2015, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2016 with 2015:

	3Q'16	Margin %	3Q'15	Margin %	Change %
Net sales	23,722.3	100.0	22,255.6	100.0	6.6
Net income	1,380.5	5.8	6,785.7	30.5	(79.7)
Net income attributable to stockholders of the Company	1,062.1	4.5	6,545.8	29.4	(83.8)

Segment net sales	24,563.0	100.0	22,823.1	100.0	7.6
Operating segment income (1)	9,979.1	40.6	9,585.7	42.0	4.1

(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 6.6% to Ps.23,722.3 million in the third-quarter 2016 compared with Ps.22,255.6 million in the third-quarter 2015. This increase was attributable to strong growth in our Sky and Cable segments. Operating segment income increased by 4.1%, reaching Ps.9,979.1 million with a margin of 40.6%.

Net income attributable to stockholders of the Company decreased to Ps.1,062.1 million in third-quarter 2016 compared with Ps.6,545.8 million in third-quarter 2015. The net decrease of Ps.5,483.7 million reflected (i) a Ps.7,979.2 million unfavorable change in finance income or expense, net due primarily to the absence of other finance income in connection with our exchange in July 2015 of Convertible Debentures issued by Univision Holdings, Inc. or "UHI", the controlling company of Univision Communications Inc. or "Univision", for Warrants that are exercisable for UHI's common stock; (ii) a Ps.441.7  million increase in depreciation and amortization; (iii) a Ps.127.7 million increase in other expense, net; and (iv) a Ps.78.5 million increase in net income attributable to non-controlling interests. These unfavorable variances were partially offset by (i) a Ps.2,366.2 million decrease in income taxes; (ii) a Ps.405.5 million favorable change in share of income or loss of associates and joint ventures, net; and (iii) a Ps.371.7  million increase in operating income before depreciation and amortization and other expense, net.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2016 and 2015, for each of our business segments. Consolidated results for the third-quarter 2016 and 2015 are presented in millions of Mexican pesos.

Net Sales	3Q'16%		3Q'15%		Change %
Content	8,676.3	35.3	8,625.3	37.8	0.6
Sky	5,505.8	22.4	4,894.8	21.4	12.5
Cable	8,155.2	33.2	7,294.3	32.0	11.8
Other Businesses	2,225.7	9.1	2,008.7	8.8	10.8
Segment Net Sales	24,563.0	100.0	22,823.1	100.0	7.6
Intersegment Operations(1)	(840.7)		(567.5)		(48.1)
Net Sales	23,722.3		22,255.6		6.6

Operating Segment Income (2)	3Q'16	Margin %	3Q'15	Margin %	Change %
Content	3,642.6	42.0	4,021.7	46.6	(9.4)
Sky	2,534.1	46.0	2,332.2	47.6	8.7
Cable	3,443.3	42.2	2,973.4	40.8	15.8
Other Businesses	359.1	16.1	258.4	12.9	39.0
Operating Segment Income	9,979.1	40.6	9,585.7	42.0	4.1
Corporate Expenses	(518.0)	(2.1)	(496.3)	(2.2)	(4.4)
Depreciation and Amortization	(4,225.6)	(17.8)	(3,783.9)	(17.0)	(11.7)
Other Expense, net	(821.4)	(3.5)	(693.7)	(3.1)	(18.4)
Operating Income	4,414.1	18.6	4,611.8	20.7	(4.3)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	Third-quarter sales increased by 0.6% to Ps.8,676.3 million compared with Ps.8,625.3 million in the third-quarter 2015.
Millions of Mexican pesos	3Q'16%	3Q'15%	Change %
Advertising	5,397.9	62.2	5,479.6	63.5	(1.5)
Network Subscription Revenue	1,125.8	13.0	934.7	10.9	20.4
Licensing and Syndication	2,152.6	24.8	2,211.0	25.6	(2.6)
Net Sales	8,676.3	100.0	8,625.3	100.0	0.6

Advertising

Third-quarter Advertising revenue decreased by 1.5% to Ps.5,397.9 million compared with Ps.5,479.6 million in the third-quarter 2015. During the quarter we continued with our efforts to restructure our advertising sales business which consist, among other measures, on repricing our advertising inventory. For the first nine months of the year, advertising revenues decreased by 0.7% compared to a drop of 8.9% over the same period of time last year.

Network Subscription Revenue

Third-quarter Network Subscription Revenue increased by 20.4% to Ps.1,125.8 million compared with Ps.934.7 million in the third-quarter 2015. The growth was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and by a positive translation effect on foreign-currency denominated revenues. During the third-quarter, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies.

Licensing and Syndication

Third-quarter Licensing and Syndication revenue decreased by 2.6% to Ps.2,152.6 million compared with Ps.2,211.0 million in the third-quarter 2015. Third-quarter royalties from Univision decreased by 10.5% to US$80.2 million in the third-quarter 2016 from US$89.6 million in the third-quarter 2015. The decline in royalties from Univision is explained mainly by (i) the transmission by Univision of the soccer tournament Gold Cup in third-quarter 2015, and its absence in third-quarter 2016; (ii) The Olympic Games, which captured a relevant portion of total advertising budgets in third-quarter 2016, and (iii) the recognition by Univision in third-quarter 2015 of incremental licensing dollars in connection with the final satisfaction of a licensing agreement.

During the quarter, our licensing agreement with Netflix expired and we decided not to renew it; as a result we are no longer receiving royalties from Netflix. These effects were partially compensated by a positive translation effect on foreign-currency denominated revenues.

Third-quarter operating segment income decreased by 9.4% to Ps.3,642.6 million compared with Ps.4,021.7 million in the third-quarter 2015; the margin was 42.0%. The drop in the margin of 460 basis points from same quarter last year is mainly explained by higher costs related to the production of new shows and formats.

Sky
Third-quarter sales grew by 12.5% to Ps.5,505.8 million compared with Ps.4,894.8 million in the third-quarter 2015. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky's low-cost offerings. The number of net active subscribers increased by 123,064 during the quarter to 7,926,678 as of September 30, 2016, of which 205,541 are in Central America and the Dominican Republic, compared with 7,053,731 as of September 30, 2015.

Third-quarter operating segment income increased by 8.7% to Ps.2,534.1 million compared with Ps.2,332.2 million in the third-quarter 2015, and the margin was 46.0%. The decline in the margin of 160 basis points from same quarter last year is mainly explained by higher programming costs mostly as a result of the depreciation of the Mexican peso, as well as higher marketing expenses and expenses related to the Sky's Central America operation. This effect was partially compensated by lower satellite maintenance costs.

Cable
Third-quarter sales increased by 11.8% to Ps.8,155.2 million compared with Ps.7,294.3 million in the third-quarter 2015 driven by growth in most of our cable platforms. Voice and data revenue generating units, or RGUs, grew by 19.5% and 15.4% compared with the third-quarter 2015, respectively, and video RGUs grew by 7.4%.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2016 and 2015.
RGUs	3Q'16	3Q'15
Video	4,240,935	3,948,428
Broadband	3,346,060	2,900,771
Voice	2,092,293	1,750,249
Total RGUs	9,679,288	8,599,448

Third-quarter operating segment income increased by 15.8% to Ps.3,443.3 million compared with Ps.2,973.4 million in the third-quarter 2015, and the margin reached 42.2%, an increase of 140 basis points from the same quarter last year. These results reflect primarily (i) an increase in the revenues of our cable platforms; (ii) the results of a cost reduction plan; and (iii) lower maintenance costs and uncollectible accounts expenses.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for the third-quarter 2016 and 2015.

Our cable operations include video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include services offered by Bestel and the network operations of Cablecom.

3Q'16 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Cable
Revenue	6,932.7	1,518.6	8,155.2
Operating Segment Income	2,988.0	547.5	3,443.3
Margin	43.1%	36.1%	42.2%

(1) These results do not include consolidation adjustments of Ps.296.1 million in revenues nor Ps.92.2 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

3Q'15 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
Revenue	6,182.4	1,340.3	7,294.3
Operating Segment Income	2,505.4	548.6	2,973.4
Margin	40.5%	40.9%	40.8%

(2) These results do not include consolidation adjustments of Ps.228.4 million in revenues nor Ps.80.6 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
Third-quarter sales increased by 10.8% to Ps.2,225.7 million compared with Ps.2,008.7 million in the third-quarter 2015. This increase is explained mainly by i) an increase in the revenues of our soccer business as a result of player related transactions; and ii) an increase in the revenues of our gaming business as a result of an increase in the number of electronic gaming machines. This effect was partially compensated by a decrease in the revenues of our publishing and feature-film distribution businesses.

Third-quarter operating segment income increased by 39.0% to Ps.359.1 million compared with Ps.258.4 million in the third-quarter 2015, and the margin reached 16.1%. These results reflect a shift from operating segment loss to operating segment income in our publishing distribution business and our feature-film distribution business, as well as an increase in the operating segment income of our gaming, and soccer businesses. This effect was partially compensated by an increase in the operating segment loss of our publishing business.

Corporate Expense

Corporate expense increased by Ps.21.7 million, or 4.4%, to Ps.518.0 million in third-quarter 2016, from Ps.496.3 million in third-quarter 2015. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in third quarter 2016 and 2015 amounted to Ps.361.6 million and Ps.325.0 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.127.7 million, or 18.4%, to Ps.821.4 million in third-quarter 2016, from Ps.693.7 million in third-quarter 2015. This increase reflected primarily a loss on disposition of property and equipment as part of the network upgrades in our Cable segment operations, and costs incurred in connection with the cancellation of a contract for a new satellite in our Sky segment, as well as a higher expense related to legal and accounting advisory and professional services.

Non-operating Results

Finance Income or Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended September 30, 2016 and 2015.

	3Q'16	3Q'15	(Increase) decrease
Interest expense	(2,263.6)	(1,557.4)	(706.2)
Interest income	407.4	130.5	276.9
Foreign exchange loss, net	(652.8)	(416.8)	(236.0)
Other finance (expense) income, net	(24.3)	7,289.6	(7,313.9)
Finance expense, net	(2,533.3)	5,445.9	(7,979.2)

Finance income or expense, net, changed by Ps.7,979.2 million to a finance expense, net, of Ps.2,533.3 million in third-quarter 2016 from a finance income, net, of Ps.5,445.9 million in third-quarter 2015. This unfavorable change reflected primarily (i) a Ps.7,313.9 million decrease in other finance income, net, resulting primarily from the absence of other finance income in connection with our exchange in July 2015 of Convertible Debentures issued by UHI, the controlling company of Univision, for Warrants that are exercisable for UHI's common stock, which included a cash amount of Ps.2,195.0 million (US$135.1 million) received from UHI for such exchange, and a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative non-cash gain related to changes in fair value of such debentures; (ii) a Ps.706.2 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other long-term notes payable in third-quarter 2016; and (iii) a Ps.236.0 million increase in foreign exchange loss resulting primarily from the depreciation of the Mexican peso against the U.S. dollar on a higher average net US dollar liability position in third-quarter 2016. These unfavorable variances were partially offset by a Ps.276.9 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents and temporary investments in third-quarter 2016.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.405.5 million to a share of income of Ps.386.4 million in third-quarter 2016 from a share of loss of Ps.19.1 million in third-quarter 2015. This favorable change reflected mainly a higher share of income of UHI, the controlling company of Univision, as well as a higher share of income of Imagina Media Audiovisual, S.L. a communications company in Spain.

Income Taxes

Income taxes decreased by Ps.2,366.2 million to Ps.886.7 million in third-quarter 2016 compared with Ps.3,252.9 million in third-quarter 2015. This decrease reflected primarily a lower tax base, which was partially offset by a higher effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.78.5 million, or 32.7%, to Ps.318.4 million in third-quarter 2016, compared with Ps.239.9 million in third-quarter 2015. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Other Relevant Information

Capital Expenditures and Investments

During the third-quarter 2016, we invested approximately US$382.0 million in property, plant and equipment as capital expenditures, including approximately US$247.2 million for our Cable segment, US$83.9 million for our Sky segment, and US$50.9 million for our Content and Other Businesses segments.

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total consolidated debt, finance lease obligations and other notes payable as of September 30, 2016 and December 31, 2015. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2016	Dec 31, 2015	Increase (decrease)
Current portion of long-term debt	799.5	2,979.8	(2,180.3)
Long-term debt, net of current portion	120,976.5	107,430.8	13,545.7
Total debt (1)	121,776.0	110,410.6	11,365.4
Current portion of long-term finance lease obligations	569.4	511.6	57.8
Long-term finance lease obligations, net of current portion	5,524.5	5,293.6	230.9
Total finance lease obligations	6,093.9	5,805.2	288.7
Current portion of other notes payable	1,193.4	-	1,193.4
Other notes payable, net of current portion	3,624.0	-	3,624.0
Total other notes payable (2)	4,817.4	-	4,817.4

(1) As of September 30, 2016 and December 31, 2015, total debt is presented net of finance costs in the amount of Ps.1,314.5 million and Ps.1,387.9 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,665.9 million and Ps.1,184.2 million, respectively
(2) In connection with the acquisition of a non-controlling interest in our Cable segment subsidiary, Televisión Internacional, S.A. de C.V.

As of September 30, 2016, our consolidated net debt position (total debt, finance lease obligations and other notes payable, less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.73,742.9 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of September 30, 2016, amounted to Ps.7,205.7 million.

Shares Outstanding

As of September 30, 2016 and December 31, 2015, our shares outstanding amounted to 341,478.4 million and 338,468.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,918.6 million and 2,892.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2016 and December 31, 2015, the GDS (Global Depositary Shares) equivalents outstanding amounted to 583.7 million and 578.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or "OTT" services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2016 AND DECEMBER 31, 2015
(Millions of Mexican Pesos)

ASSETS	September 30, 2016 (Unaudited)		December 31, 2015 (Audited)
Current assets:
Cash and cash equivalents	Ps.	45,847.2	Ps.	49,397.1
Temporary investments		5,891.5		5,330.5
Trade notes and accounts receivable, net		15,325.1		21,702.1
Other accounts and notes receivable, net		6,487.2		4,296.1
Derivative financial instruments		44.3		-
Due from related parties		823.7		98.4
Transmission rights and programming		6,243.4		5,389.1
Inventories		1,988.0		1,628.3
Other current assets		2,975.9		2,096.5
Total current assets		85,626.3		89,938.1

Non-current assets:
Derivative financial instruments		104.2		-
Transmission rights and programming		8,371.8		9,139.1
Investments in financial instruments		45,742.9		41,081.4
Investments in associates and joint ventures		11,432.3		9,271.9
Property, plant and equipment, net		84,001.0		76,089.3
Intangible assets, net		37,261.2		38,106.3
Deferred income tax assets		20,546.8		17,665.1
Other assets		183.5		182.5
Total non-current assets		207,643.7		191,535.6
Total assets	Ps.	293,270.0	Ps.	281,473.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015
(Millions of Mexican Pesos)

LIABILITIES	September 30, 2016 (Unaudited)		December 31, 2015 (Audited)
Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,465.4	Ps.	4,164.0
Current portion of finance lease obligations		569.4		511.6
Current portion of other notes payable		1,193.4		-
Derivative financial instruments		-		1.4
Trade accounts payable and accrued expenses		21,528.7		17,361.5
Customer deposits and advances		11,802.2		20,470.4
Income taxes payable		2,122.4		1,632.8
Other taxes payable		1,116.2		1,246.0
Employee benefits		1,080.7		1,034.5
Due to related parties		1,410.1		443.0
Other current liabilities		2,600.8		2,112.8
Total current liabilities		45,889.3		48,978.0
Non-current liabilities:
Long-term debt, net of current portion		120,976.5		107,430.8
Finance lease obligations, net of current portion		5,524.5		5,293.6
Other notes payable, net of current portion		3,624.0		-
Derivative financial instruments		27.3		225.7
Customer deposits and advances		290.0		514.5
Income taxes payable		6,184.4		6,338.1
Deferred income tax liabilities		10,456.8		10,000.0
Post-employment benefits		456.6		407.2
Other long-term liabilities		2,654.8		2,764.1
Total non-current liabilities		150,194.9		132,974.0
Total liabilities		196,084.2		181,952.0

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		64,628.7		60,101.5
Net income for the period		3,078.4		10,899.1
		69,846.1		73,139.6
Accumulated other comprehensive income, net		5,952.2		5,257.6
Shares repurchased		(11,540.3)		(11,882.2)
		64,258.0		66,515.0
Equity attributable to stockholders of the Company		85,125.9		87,382.9
Non-controlling interests		12,059.9		12,138.8
Total equity		97,185.8		99,521.7
Total liabilities and equity	Ps.	293,270.0	Ps.	281,473.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(Millions of Mexican Pesos)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net sales	$23,722.3	$22,255.6	$68,986.7	$63,100.7

Cost of sales	12,671.5	11,583.8	37,533.1	33,896.7

Selling expenses	2,625.3	2,289.3	7,793.1	6,818.9

Administrative expenses	3,190.0	3,077.0	9,767.5	8,777.2
Income before other expense or income	5,235.5	5,305.5	13,893.0	13,607.9
Other (expense) income, net	(821.4)	(693.7)	(2,015.9)	35.0
Operating income	4,414.1	4,611.8	11,877.1	13,642.9
Finance expense	(2,940.7)	(1,974.2)	(7,709.9)	(6,533.1)
Finance income	407.4	7,420.1	1,294.9	8,357.3
Finance (expense) income, net	(2,533.3)	5,445.9	(6,415.0)	1,824.2
Share of income (loss) of associates and
joint ventures, net	386.4	(19.1)	913.1	(268.3)
Income before income taxes	2,267.2	10,038.6	6,375.2	15,198.8
Income taxes	886.7	3,252.9	2,247.6	4,860.5
Net income	$1,380.5	$6,785.7	$4,127.6	$10,338.3

Net income attributable to:
Stockholders of the Company	$1,062.1	$6,545.8	$3,078.4	$9,327.9
Non-controlling interests	318.4	239.9	1,049.2	1,010.4
Net income	$1,380.5	$6,785.7	$4,127.6	$ . 10,338.3

Basic earnings per CPO attributable
to stockholders of the Company	$0.37	$2.27	$ . 1.07	$3.23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 28, 2016	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel